Exhibit 99.1

SHAREHOLDERS AGREEMENT

SHAREHOLDERS AGREEMENT made this 10th day of October, 2011 by and among (i) United Healthcare Services, Inc., a Minnesota corporation (together with its affiliates, “United”), (ii)IntriCon Corporation, a Pennsylvania corporation (“IntriCon”) and (iii) certain holders of Common Stock of IntriCon or options or warrants to acquire Common Stock of IntriCon whose names are stated under the heading “Holders” on the signature page hereto (the persons described in this clause (iii) being referred to collectively as the “Holders” and singularly as a “Holder”).

WITNESSETH:

WHEREAS, the Holders currently own in the aggregate 687,190 shares of the Common Stock, par value $1.00 per share (the “Common Stock”), of IntriCon, options to purchase an aggregate of 838,500 shares of Common Stock and/or warrants to purchase an aggregate of zero (0) shares of Common Stock;

WHEREAS, on or about the date of this Agreement, United is entering into a Sale or Change of Control Agreement with IntriCon (the “Sale or Change of Control Agreement”); and

WHEREAS, the Sale of Change of Control Agreement imposes upon IntriCon certain obligations in connection with a “Sale Transaction” under Section 1 of the Sale or Change of Control Agreement intended for the benefit of United (the “Sale Transaction Provisions”)

NOW, THEREFORE, in consideration of the mutual covenants in this Agreement and other good and valuable consideration, the receipt and sufficiency of which the parties acknowledge, United, IntriCon and the Holders agree as follows:

1.                   Prohibited Transfers. Each Holder agrees with United that he shall not sell, assign, transfer, pledge, hypothecate, mortgage or dispose of, by gift or otherwise, or in any way encumber, all or any part of the Shares (as defined in this Agreement) owned by such Holder in any Sale Transaction that is not conducted in compliance with the Sale Transaction Provisions. For purposes of this Agreement, the term “Shares” means all (i) shares of Common Stock of IntriCon owned by the Holders, whether now outstanding or hereafter issued in any context, (ii) shares of Common Stock issued or issuable upon conversion of preferred stock and (iii) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of IntriCon, in each case now owned or subsequently acquired by such Holder or his successors or permitted transferees or assigns. In connection with any Sale Transaction, IntriCon must not transfer on its books any shares of its capital stock which are subject to this Agreement unless the provisions hereof have been complied with in full. Any purported transfer by a Holder of capital stock of IntriCon without full compliance with the provisions of this Agreement will be null and void. For the avoidance of doubt, nothing in this Agreement shall prevent any Holder from selling, assigning, transferring, pledging, hypothecating, mortgaging or disposing of, by gift or otherwise, or in any way encumbering, all or any part of the Shares in any transaction that is not a Sale Transaction.

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2.                   Obligations of Holders.

(a)           In the event that IntriCon complies with the Sale Transaction Provisions, and United and IntriCon thereafter enter into an agreement with respect to a Sale Transaction that is submitted to the shareholders of IntriCon for a vote (the “Sale Transaction Agreement”), each Holder agrees with United that he will be required to (1) vote such Holder’s Shares of capital stock in favor thereof, and otherwise consent to and raise no objection to such transaction, and waive any dissenters’ rights, appraisal rights or similar rights that such Holder may have in connection therewith, and (2) sell such Holder’s Shares, and take all necessary and desirable actions as directed by the Board of Directors of IntriCon, in connection with the consummation of such Sale Transaction, including, to the extent applicable, granting consents to such Sale Transaction under other agreements between IntriCon and Holders (it being understood that a Holder is not required under this Agreement to waive any rights he may have under a lease agreement, employment agreement, benefit plan or other agreement with IntriCon) or voting the Shares of such Holders in favor of such Sale Transaction in votes (whether at a meeting of shareholders or by written consent) provided for under IntriCon's charter documents, executing a purchase agreement and selling, exchanging or otherwise transferring all of the shares of IntriCon’s capital stock (or warrants or other rights to subscribe for or purchase capital stock) held by such Holders. Anything in this Agreement to the contrary, if subsequent to the date of the Sale Transaction Agreement, the Board of Directors determines after complying with the Sale Transaction Provisions (i) to accept or recommend a Superior Proposal (as hereinafter defined), then the Holders may vote for and sell their Shares in such Superior Proposal; or (ii) terminate, or withdraw its recommendation of, the Sales Transaction Agreement (to the extent permitted by the Sales Transaction Agreement), then the Holders need not vote for or sell their shares pursuant to the Sales Transaction Agreement. “Superior Proposal” means any bona fide written proposal to effect the sale or change of control of IntriCon that (x) the Company Board determines in its good faith judgment (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) would, if consummated, result in a transaction that is (A) more favorable to the Company’s shareholders from a financial point of view than the transactions contemplated by the Sale Transaction Agreement, taking into account all relevant factors and (B) not less reasonably capable of being consummated on the terms proposed, taking into account all legal, financial, regulatory, and other aspects of the proposal, than the transactions contemplated by the Sale Transaction Agreement.

(b)           If a Holder fails or refuses to vote or sell, as the case may be, his, her or its Shares as required by the terms of this Section 2, the Chief Executive Officer or President of IntriCon will be deemed to be (i) granted by such Holder an irrevocable proxy, coupled with an interest, to vote such Holder’s Shares in accordance with this Section 2, or (ii) appointed attorney-in-fact to sell (including the power to sign and deliver appropriate documentation) such Holder’s Shares, all in accordance with this Section 2.

3.                   Termination. This Agreement, and the respective rights and obligations of the parties hereto, shall terminate upon the earlier of (i) the termination of the Manufacturing Agreement between United and IntriCon dated as of September 26, 2011, (ii) the mutual agreement of United and IntriCon and (iii) the termination of the Sale or Change of Control Agreement.

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4.                   Notices. All notices and other communications under this Agreement must be in writing and will be deemed given when delivered or mailed by first class, registered or certified mail (air mail if to or from outside the United States), return receipt requested, postage prepaid, if to United or IntriCon at its address as provided pursuant to the Manufacturing Agreement, or if to each Holder at his respective address stated on Schedule I hereto.

5.                   Specific Performance. The rights of the parties under this Agreement are unique and, accordingly, the parties have, in addition to such other remedies as may be available to any of them at law or in equity, the right to enforce their rights under this Agreement by actions for specific performance to the extent permitted by law.

6.                   Entire Agreement. This Agreement and the Sale or Change of Control Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings between them or any of them as to such subject matter.

7.                   Waivers and Further Agreements. Any of the provisions of this Agreement may be waived by an instrument in writing executed and delivered by United and IntriCon. Any waiver by any party of a breach of any provision of this Agreement will not operate or be construed as a waiver of any subsequent breach of that provision or of any other provision hereof. Each of the parties hereto agrees to execute all such further instruments and documents and to take all such further action as any other party may reasonably require in order to effectuate the terms and purposes of this Agreement.

8.                   Amendments. Except as otherwise expressly provided in this Agreement, this Agreement may not be amended except by an instrument in writing executed by United, IntriCon and the Holders.

9.                   Assignment; Successors and Assigns. This Agreement is binding upon and will inure to the benefit of the parties to this Agreement and their respective heirs, executors, legal representatives, successors and permitted transferees, except as may be expressly provided otherwise in this Agreement.

10.                Severability. In case any one or more of the provisions in this Agreement is for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement and such invalid, illegal and unenforceable provision must be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

11.                Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

12.                Section Headings. The headings in this Agreement are for reference purposes only and must not in any way affect the meaning or interpretation of this Agreement.

13.                No Agreement as Director or Officer. No Holder makes any agreement or understanding in this Agreement in Holder's capacity as a director or officer of IntriCon or any of its subsidiaries (if Holder holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by any Holder in Holder's capacity as such a director or officer, including in exercising rights under any Sale Transaction Agreement, and no such actions or omissions shall be deemed a breach of this Agreement or (b) will be construed to prohibit, limit or restrict any Holder from exercising such Holder's fiduciary duties as an officer or director to IntriCon or its shareholders.

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14.                United’s Beneficial Ownership. United represents and warrants that it does not beneficially own (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934) any Common Stock of IntriCon. United agrees to promptly notify IntriCon if it becomes the beneficial owner of any Common Stock of IntriCon during the term of this Agreement.

15.                Governing Law. This Agreement shall be construed and enforced in accordance with and governed by the law of the State of Minnesota, without regard to its principles of conflicts of laws.

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IN WITNESS WHEREOF, the undersigned have executed this Shareholders Agreement as of the day and year first above written.

UNITED

UNITED HEALTHCARE SERVICES, INC.

By:	/s/ Lisa Tseng, MD
	Name:	Lisa Tseng, MD
	Title:	CEO, hi HealthInnovations

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IN WITNESS WHEREOF, the undersigned have executed this Shareholders Agreement as of the day and year first above written.

INTRICON

INTRICON CORPORATION

By:	/s/ Scott Longval
	Name:	Scott Longval
	Title:	CFO

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IN WITNESS WHEREOF, the undersigned have executed this Shareholders Agreement as a sealed instrument as of the day and year first above written.

HOLDERS

/s/ Mark S. Gorder	/s/ Michael P. Geraci
Mark S. Gorder	Michael P. Geraci

/s/ Michael J. McKenna	/s/ Scott Longval
Michael J. McKenna	Scott Longval

/s/ Robert N. Masucci	/s/ Dennis L. Gonsior
Robert N. Masucci	Dennis L. Gonsior

/s/ Nicolas A. Giordano	/s/ Greg Gruenhagen
Nicolas A. Giordano	Greg Gruenhagen

/s/ Philip N. Seamon
Philip N. Seamon

/s/ Christopher D. Conger
Christopher D. Conger

SCHEDULE I

INTRICON CORPORATION

SCHEDULE OF HOLDERS

Names and Addresses[1]	No. of Shares of Common Stock	No. of Option/Warrant Common Shares	No. of Shares of Series A Preferred Stock	No. of Series A Warrant Shares

Mark S. Gorder	417,850	135,000	0	0
Michael J. McKenna	80,947	115,500	0	0
Robert N. Masucci	98,200	85,000	0	0
Nicolas A. Giordano	46,389	85,000	0	0
Philip N. Seamon	10,000	55,000	0	0
Christopher D. Conger	2,395	87,500	0	0
Michael P. Geraci	6,812	80,000	0	0
Scott Longval	11,658	70,000	0	0
Dennis L. Gonsior	11,648	80,000	0	0
Greg Gruenhagen	1,291	45,500	0	0
Total Held by Holders	687,190	838,500	0	0

___________________________

1 In each case, care of IntriCon Corporation, 1260 Red Fox Road, Arden Hills, MN 55112, Attention: Chief Financial Officer.